FOR IMMEDIATE RELEASE

IMRIS REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS

WINNIPEG, Manitoba, November 8, 2012 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported its results for the third quarter of 2012. All figures are reported in US dollars.

Highlights:

•	Third quarter order bookings of $18 million contribute to YTD 2012 orders of $64 million

•	Backlog increases 34% in first nine months to a record $128 million at September 30, 2012

•	Two VISIUS Surgical Theatres sold in third quarter to hospitals in the U.S. and China

•	Appointment of Jay D. Miller as IMRIS President & COO strengthens operational leadership

•	Oncology package for planned MR guided radiation therapy system receives FDA approval

•	U.S. patent allowed for MR guided radiation therapy

During the third quarter of 2012, IMRIS received orders for two VISIUS Surgical Theatres continuing the trend seen in the first half of the year and bringing total order bookings in the first nine months to $64.3 million which includes eight new VISIUS Surgical Theatre sales. Revenues were $11.6 million in the quarter compared with $7.2 million in the third quarter of 2011 and during the first nine months of the year were $32.3 million compared with $37.1 million in the same period in 2011. Net loss in the third quarter was $8.5 million, unchanged from the third quarter of 2011. Net loss in the first nine months of 2012 was $21.2 million compared with $16.0 million in the first nine months of 2011.

Financial Highlights:

	3 months ended Sept 30 (unaudited)			9 months ended Sept 30 (unaudited)
($000’s except per share amounts)	2012	2011	Change	2012	2011	Change
Sales	11,569	7,182	61%	32,297	37,120	(13)%
Gross profit	2,751	2,078	32%	10,803	12,852	(16)%
Gross profit as % of sales	23.8%	28.9%	n/m [1]	33.4%	34.6%	n/m
Operating expenses	11,341	9,235	23%	32,011	28,116	14%
Adjusted EBITDA[2]	(7,128)	(5,885)	(21)%	(17,078)	(11,585)	(47)%
Operating loss	(8,590)	(7,157)	(20)%	(21,208)	(15,264)	(39)%
Net income (loss)	(8,520)	(8,505)	(0)%	(21,152)	(15,966)	(32)%
Basic earnings (loss) per share	(0.19)	(0.19)	(0)%	(0.46)	(0.36)	(28)%
Diluted earnings (loss) per share	(0.19)	(0.19)	(0)%	(0.46)	(0.36)	(28)%
Cash, cash equivalents & accounts receivable	37,566	55,761	(33)%	37,566	55,761	(33)%
Total assets	85,957	101,084	(15)%	85,957	101,084	(15)%

[1]	Not meaningful.
[2]	We define adjusted EBITDA as earnings before interest income, stock based compensation, foreign exchange, embedded derivatives, income taxes, and amortization.

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Third Quarter and Nine Month Results:

Revenues

Total revenues increased by 61% to $11.6 million in the third quarter of 2012 compared with $7.2 million in the third quarter of 2011. VISIUS Surgical Theatre delivery activities increased over the same period in 2011 resulting in a $4.0 million increase in system revenue compared to the same quarter in 2011. Also contributing to the improvement in third quarter results were service contract revenues which increased 42% million to $1.3 million as a result of an increase in the installed base of VISIUS Surgical Theatres which have transitioned from warranty to service programs.

For the nine months ended September 30, 2012, total revenues were $32.3 million compared with $37.1 million during the same period in 2011. In 2012, revenues from the installation of VISIUS Surgical Theatres decreased by $6.1 million from the same period in 2011 due to lower scheduled conversion of product backlog into deliveries and changes in product mix between the two periods. This decrease was partly offset by higher service contract revenues which increased to $3.6 million, or by 51% from the same period in 2011, reflecting a larger installed base of VISIUS Surgical Theatres in 2012 versus 2011.

Gross Profit

Gross profit was $2.8 million in the third quarter compared with $2.1 million in Q3 2011. The third quarter 2012 gross profit as a percentage of sales was 23.8% compared to 28.9% in Q3 2011. Gross profit for the nine months ended September 30, 2012 was $10.8 million compared with $12.9 million during the same period in 2011. Gross profit as a percentage of sales was also lower at 33.4% in the first nine months of 2012, compared with 34.6% in 2011. The lower gross margin performance in the third quarter and year to date was attributable to the planned delivery of equipment for a collaborative research arrangement, together with higher costs associated with the installation of the first VISIUS Surgical Theatre in the Japanese market.

Operating Expenses

Research and development activities to support commercialization of IMRIS’s MR guided radiation therapy product, image guided surgical robotics system and intraoperative CT continues in 2012. These expenditures were $3.8 million in the third quarter of 2012 compared with $2.5 million in Q3 2011 and $10.8 million in the first nine of 2012 compared with $7.2 million in 2011. Other cash operating expenses in total increased in the third quarter, primarily reflecting higher employee and travel costs during the period. Through the first nine months of 2012, other cash operating expense have decreased as the Company continues to carefully control expenditures. Amortization increased by 21% to $1.1 million in the third quarter of 2012 and by 16% to $3.0 million in the first nine months of the year, reflecting additions in fixed assets.

Adjusted EBITDA and Operating Loss

Adjusted EBITDA in the third quarter of 2012 was negative $7.1 million compared with negative $5.9 million in the third quarter of 2011. In the first nine months of 2012 adjusted EBITDA was negative $17.1 million versus $11.6 million during the same period of 2011. Operating loss was $8.6 million in the third quarter of 2012 and $21.2 million for the nine months ended September 30, 2012. This compares with operating losses of $7.2 million and $15.3 million in the third quarter and first nine months of 2011 respectively. The year over year changes in adjusted EBITDA and operating losses are due to lower gross margins and higher research and development costs in 2012.

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Net Loss

Net loss for the third quarter of 2012 was $8.5 million, effectively unchanged from the third quarter of 2011. Net loss for the nine months of 2012 was $21.2 million compared with a net loss of $16.0 million during the period in 2011. The higher net losses in 2012 reflect the year-over-year increases in operating losses, driven primarily by lower revenue, lower gross profit and higher operating expenses.

Liquidity and Capital Resources

Cash at September 30, 2012 totaled $28.4 million. In addition, the Company had accounts receivable of $9.2 million. These funds, together with ongoing operating cash flow, will be used to fund the Company’s working capital and general corporate purposes.

Backlog3

At September 30, 2012, IMRIS’s backlog was $127.5 million. During the third quarter of 2012, $11.6 million of backlog was converted into revenues and $18.2 million in new orders were received. The change in the US dollar versus the foreign currencies of the orders in backlog resulted in a $1.0 million increase in the value of the backlog. Total backlog at September 30, 2012 was comprised of $84.7 million of system orders and $42.8 million in service contracts.  The Company evaluates backlog and individual order conversion on a regular basis and its experience is that orders typically convert into revenues over 12 to 18 months on average.  One order in backlog which is valued at approximately $9.6 million has not proceeded at a rate that is consistent with the typical experience by the Company. While the customer has not informed IMRIS of any change in its plans, the Company is continuing to monitor the order.

Other Developments

Global Partnership with KARL STORZ – In September 2012, IMRIS entered into a global partnership with KARL STORZ GmbH & Co. KG that will see the OR1 technology from KARL STORZ integrated into IMRIS’s VISIUS Surgical Theatre. OR1 provides centralized control of systems and equipment within the operating room, integrating an array of key OR devices and environmental components to further enhance the capabilities of the VISIUS Surgical Theatre.

Jay D. Miller Joins IMRIS as President and COO — On September 7, 2012 IMRIS announced the appointment of Jay Miller as President and COO of the Company. Mr. Miller has extensive technical and managerial experience in the medical device industry. Prior to joining IMRIS he was the President and CEO of Zonare Medical Systems; President & CEO, of Vital Images Inc., and held senior roles in both GE Healthcare and Siemens Healthcare.

US Patent Allowance and First Product Clearance in Image Guided Radiation Therapy Business — On September 5, 2012 IMRIS announced it had been allowed the U.S. patent for MR Guided Radiation Therapy involving the combination of radiation therapy and a moveable magnet system. In addition, the Company also announced that the U.S. Food & Drug Administration had recently cleared the first of several products in its MR Guided Radiation Therapy business.

510(k) Application for Image Guided Surgical Robotics System – In August 2012, IMRIS submitted a 510(k) Premarket Notification with the U.S. Food and Drug Administration for clearance of its image guided surgical robotics system. IMRIS’s system is designed to allow a surgeon to remotely manipulate instruments accurately and provides MR imaging for enhanced visualization of patient anatomy during surgical procedures.

 3 See “Non-GAAP Financial Measures” in the Company’s Q3 2012 MD&A for further information on backlog.

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Outlook

The trend of strengthening bookings performance through the first three quarters of 2012 is expected to continue through the balance of 2012 and into 2013, driven by the underlying clinical demand for VISIUS Surgical Theatres.

In 2012, annual revenues are forecast to be in the range of $53 million to $54 million with full year 2012 gross margin expected to be comparable to 2011 levels. In the year ahead, the Company’s project margins are anticipated to increase and normalize in the 40% range.

The Company’s priorities remain a focused drive to maximize bookings with targeted marketing programs together with increased investment to bring the SYMBIS Surgical System and MR guided radiation therapy system to market. Research & development expenses for all of 2012 are expected to be approximately $13 million to $15 million with the remainder of operating expenses in total expected to be comparable to 2011 levels.

The Company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call

Management will host a conference call to discuss the results at 5:00 pm ET today, Thursday, November 8, 2012. Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 416-644-3419 or 877-974-0447. To access the live audio webcast, please visit IMRIS’s website at www.imris.com. A taped rebroadcast will be available to listeners following the call until midnight (ET) on November 15, 2012. To access the rebroadcast, please call 416-640-1917 or 877-289-8525 and enter passcode 4573189#. The webcast will also be archived on IMRIS’ website.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For more information, visit www.imris.com.

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Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Kelly McNeill	Brad Woods
Executive Vice President Finance and	Director Investor Relations
Administration and Chief Financial Officer	& Corporate Communications
IMRIS Inc.	IMRIS Inc.
Tel: 204-480-7090	Tel: 204-480-7094
Email: kmcneill@imris.com	Email: bwoods@imris.com

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